Exhibit 99.1

For immediate release

Sify Technologies Ltd. Announces the Voluntary Delisting Date of its ADS Rights from NASDAQ

Chennai, India, June 7, 2024/PRNewswire/ - Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, today announced that it has provided notification to The Nasdaq Stock Market, Inc. (“NASDAQ”) of its intent to delist the Company’s ADS Rights (as defined below) from the NASDAQ Capital Market.

Consistent with the terms of its previously announced rights offering, as disclosed in the prospectus, dated June 3, 2024 (the “Prospectus”), filed by the Company with the Securities and Exchange Commission (the “SEC”), the Company distributed through Citibank, N.A., the depositary for the ADSs, to holders of ADSs, transferable rights to subscribe for new equity shares in the form of ADSs (“ADS Rights”). The ADS Rights are expected to trade on the NASDAQ Capital Market under the symbol SIFYR from June 7, 2024 until June 18, 2024. In order to ensure that ADS Rights holders have sufficient time to exercise any ADS Rights acquired during the trading period, the ADS Rights will be delisted after 4:00 p.m. on June 18, 2024. Holders of ADS Rights may sell the ADS Rights directly at any time prior to 4:00 p.m. (New York City time) on June 18, 2024 or may instruct Citibank, N.A., in its capacity as ADS Rights Agent, at any time prior to 5:00 p.m. (New York City time) on June 17, 2024, to sell any such ADS rights, upon the terms set forth in the Prospectus.

Because the ADS Rights will expire by their terms on June 21, 2024, no arrangements for listing on another national securities exchange or for their quotation in a quotation medium will be made. The rights were exempt from registration under Securities Exchange Act of 1934, as amended (the “Exchange Act”), under Rule 12a-4 of the Exchange Act. The Company expects to file a Form 25 (Notification of Removal from Listing) with the SEC and NASDAQ relating to the voluntary delisting of its ADS Rights on or about June 7, 2024.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.